Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Completion of Acquisition for 75% Equity Interest

in City of Dreams Mediterranean Project

Macau, Wednesday, July 31, 2019 - Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announces the completion of its acquisition from Melco International Development Limited (“Melco International”) of all of Melco International’s holding of ordinary shares of ICR Cyprus Holdings Limited (“ICR Cyprus” and such ordinary shares of ICR Cyprus, the “Acquisition Shares”) and the issuance of 55.5 million ordinary shares of the Company, which are equivalent to approximately 18.5 million American depositary shares of the Company, to Melco International as consideration for the Acquisition Shares. The Acquisition Shares represent a 75% equity interest in ICR Cyprus. ICR Cyprus and its subsidiaries are developing the City of Dreams Mediterranean integrated destination resort project in Cyprus, which is currently under development and scheduled to open in 2021, upon which it is expected to be the largest and premier integrated destination resort in Europe.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing the City of Dreams Mediterranean integrated destination resort project (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is scheduled to open in 2021 and expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, Cyprus Casinos, the first casino in the Republic of Cyprus and three satellite casinos with a fourth satellite casino scheduled to open by the end of 2019. Upon the opening of City of Dreams Mediterranean, the Company will operate the City of Dreams Mediterranean integrated resort and continue to operate the four satellite casinos. The Company also holds equity interests in Crown Resorts Limited (“Crown”), a company listed on the Australian Securities Exchange and which operates two of Australia’s leading integrated resorts, Crown Melbourne Entertainment Complex and Crown Perth Entertainment Complex. In the United Kingdom, Crown operates Crown Aspinalls, a high-end licensed casino in London. Crown’s development projects include the Crown Sydney Hotel Resort at Barangaroo on Sydney Harbour. Crown also holds equity interests in the Aspers Group and Nobu and has interests in various digital businesses. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

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